Exhibit 3

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR
JULY 15, 2003

(Calgary, June 19, 2003) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today the cash distribution payable July 15, 2003 will be Cdn $0.21 per trust unit, net of amounts withheld to finance capital expenditures. The ex-distribution date is June 26, 2003 and the record date is June 30, 2003.

The July 15, 2003 distribution of Cdn $0.21 per trust unit is equivalent to approximately US $0.16 per trust unit using a U.S./Canadian dollar exchange ratio of 1.34. The actual US dollar equivalent distribution will be based upon the actual US/Canadian exchange rate applied on the payment date and will be net of applicable Canadian withholding taxes.

Cash distributions paid over the past 12 months now total Cdn $2.49 per trust unit or approximately US $1.68 per trust unit before Canadian withholding taxes.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191